UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MIDWEST ENERGY EMISSIONS CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59833H101
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833H101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MACAYA ECOPRENEUR VENTURES (MEVC) CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,488,353
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,488,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (1)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1) The percentage is based upon 35,299,429 shares of common stock outstanding as of November 12, 2013, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 59833H101	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PATRICK GLEMAUD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,488,353
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,488,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,353
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (1)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1) The percentage is based upon 35,299,429 shares of common stock outstanding as of November 12, 2013, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 59833H101	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Midwest Energy Emissions Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 West Wilson Bridge Road Suite 140 Worthington, Ohio 43085

Item 2(a)	Name of Persons Filing:

Macaya Ecopreneur Ventures (MEVC) Corp., with respect to 1,488,353 shares of common stock directly owned by it.

Patrick Glemaud, with respect to 1,488,353 shares of common stock directly owned by Macaya Ecopreneur Ventures (MEVC) Corp. Mr. Glemaud is the controlling principal of Macaya Ecopreneur Ventures (MEVC) Corp. and may be deemed to be the beneficial owner of the 1,488,353 shares owned by it.

For purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, Macaya Ecopreneur Ventures (MEVC) Corp. and Patrick Glemaud have shared beneficial ownership as a group of the 1,488,353 shares directly owned by Macaya Ecopreneur Ventures (MEVC) Corp. as set forth above.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Macaya Ecopreneur Ventures (MEVC) Corp. and Patrick Glemaud is 49 Blackburn Avenue, Ottawa, Ontario K1N 8A4 Canada.

Item 2(c)	Citizenship:

Macaya Ecopreneur Ventures (MEVC) Corp. is a Canadian corporation. Mr. Glemaud is a Canadian citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

59833H101

CUSIP No. 59833H101	13G	Page 5 of 7 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	o	Broker or dealer registered under Section 15 of the Act.

(b)	o	Bank as defined in Section 3(a)(6) of the Act.

(c)	o	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	o	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	o	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	o	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	o	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	o	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	o	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	o	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	o	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

CUSIP No. 59833H101	13G	Page 6 of 7 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Cover Pages, Item 1.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1:

Joint Filing Agreement, dated as of April 9, 2013, by and between Macaya Ecopreneur Ventures (MEVC) Corp. and Patrick Glemaud, incorporated by reference to Exhibit 1 to the Schedule 13G filed by Macaya Ecopreneur Ventures (MEVC) Corp. and Patrick Glemaud with the Securities and Exchange Commission on April 9, 2013.

CUSIP No. 59833H101	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macaya Ecopreneur Ventures (MEVC) Corp.

Dated: January 21, 2014	By:	/s/ Patrick Glemaud
Patrick Glemaud
President

	By:	/s/ Patrick Glemaud
Patrick Glemaud